
October 20, 2021

David Marberger
Executive Vice President and Chief Financial Officer
Conagra Brands Inc.
222 W. Merchandise Mart Plaza, Suite 1300
Chicago, Illinois 60654

> **Re: Conagra Brands Inc.**
> **Form 10-K for the fiscal year ended May 30, 2021**
> **Filed July 23, 2021**
> **File No. 001-07275**

Dear Mr. Marberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended May 30, 2021

Notes to Consolidated Financial Statments
Summary of Significant Accounting Policies
Inventories, page 44

1. We note your disclosure that you use the lower of cost (determined using the first-in, first-out method) or market for valuing inventories. Please tell us how your accounting policy is consistent with ASC 330-10-35-1B, which indicates that inventories should be measured at the lower of cost or net realizable value.

8. Goodwill and Other Identifiable Intangible Assets, page 57

2. Please revise future filings to provide, for each major intangible asset class, the disclosures required by ASC 350-30-50-2(a) and (b).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at (202) 551-3794 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing